UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Textura Corporation

(Name of Subject Company (Issuer))

Tulip Acquisition Corporation

a wholly owned subsidiary of

OC Acquisition LLC

a wholly owned subsidiary of

Oracle Corporation

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

883211104

(CUSIP Number of Class of Securities)

Copies to:

Dorian Daley

Executive Vice President, General Counsel and Secretary

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

Copy to:

Keith A. Flaum, Esq.

James R. Griffin, Esq.

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, CA 94065

(650) 802-3000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A*	N/A*

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing because it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Statement”) relates solely to preliminary communications made before the commencement of a planned tender offer by Tulip Acquisition Corporation (“Purchaser”), a wholly-owned subsidiary of OC Acquisition LLC (“Parent”), a wholly-owned subsidiary of Oracle Corporation (“Oracle”) for all of the outstanding common stock of Textura Corporation (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of April 28, 2016, among Parent, Purchaser, Oracle and the Company.

In connection with the proposed acquisition, Oracle will commence a tender offer for the outstanding shares of the Company. The tender offer has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company, nor is it a substitute for the tender offer materials that Oracle and its acquisition subsidiary will file with the SEC upon commencement of the tender offer. At the time the tender is commenced, Oracle and its acquisition subsidiary will file tender offer materials on Schedule TO, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of the Company are urged to read these documents when they become available because they will contain important information that holders of the Company securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of the Company at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.

EXHIBIT INDEX

Exhibit 99.1	Press Release issued by Oracle Corporation on April 28, 2016

Exhibit 99.2	General Presentation issued by Oracle Corporation on April 28, 2016

Exhibit 99.3	FAQ issued by Oracle Corporation on April 28, 2016

Exhibit 99.4	Customer and Partner Letter issued by Oracle Corporation on April 28, 2016